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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                            Ugly Duckling Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   903512 10 1
                                 (CUSIP Number)

                          Christopher D. Johnson, Esq.
                         Squire, Sanders & Dempsey, LLP
                       40 North Central Avenue, Suite 2700
                                Phoenix, AZ 85004
                                 (602) 528-4000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 11, 2000
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /x/

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP No.: 903512 10 1

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Ernest C. Garcia, II

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      / /

                  (b)      / /

         3.       SEC Use Only

         4.       Source of Funds (See Instructions):  PF, OO

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

         6.       Citizenship or Place of Organization: United States of America



Number of Shares     7.       Sole Voting Power:  5,042,300
Beneficially by
Owned by Each        8.       Shared Voting Power:  -0-
Reporting Person
With                 9.       Sole Dispositive Power:  5,042,300

                     10.      Shared Dispositive Power:  -0-

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  5,042,300

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

         13.      Percent of Class Represented by Amount in Row (11): 40.7%

         14.      Type of Reporting Person (See Instruction):  IN




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         Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Schedule 13D statement (this "Schedule 13D"), dated September 14, 2000, as amended by Amendment No. 1 dated October 4, 2000, Amendment No. 2 dated October 27, 2000, and Amendment No. 3 dated November 16, 2000, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company") is hereby amended to update certain information regarding Ernest C. Garcia, II.

ITEM 2. IDENTITY AND BACKGROUND

The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

         This Schedule 13D is being filed by Ernest C. Garcia, II, a citizen of the United States of America. Mr. Garcia's business address is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. Mr. Garcia's business telephone number is (602) 778-5000. The principal business address of the Company is 2525 E. Camelback Road, Suite 500, Phoenix, Arizona 85016. During the past five years, Mr. Garcia has served as the Chairman of the Board of Directors of the Company. In addition, from 1992 to July 1999, Mr. Garcia served as Chief Executive Officer of the Company. Also, during the past five years, Mr. Garcia has served as the sole director and President of Verde Investments, Inc. ("Verde"), which is wholly owned by Mr. Garcia and his wife. Verde is an Arizona corporation engaged in commercial real estate investments. Since November 1998, Mr. Garcia has served as the Managing Director of Verde Reinsurance Company, Ltd. ("VRC") a Nevis Island corporation and a U.S. taxpayer wholly owned by Mr. Garcia and his wife, which is engaged in property and casualty reinsurance. During the past year, Mr. Garcia has served as the sole director and President of Cygnet Capital Corporation ("Cygnet"), an Arizona corporation wholly owned by Mr. Garcia and his wife, which is engaged in commercial lending. The principal business address of Verde, VRC and Cygnet is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. Mr. Garcia has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Garcia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Garcia is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 is hereby amended and restated in its entirety as follows:

         All Common Stock of the Company beneficially owned by Mr. Garcia to date, in the aggregate amount of approximately $2,860,000, has been acquired with personal funds and working capital of Verde or VRC, both of which are beneficially owned by Mr. Garcia.

ITEM 4.  PURPOSE OF TRANSACTION

The last paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

         Mr. Garcia still believes that the Common Stock of the Company represents an attractive investment opportunity at its recent trading prices, and he remains interested in the possibility of acquiring all of the outstanding shares. Accordingly, to the extent that the Common Stock remains in its current price range, Mr. Garcia may consider a new proposal to the Company or other possible acquisitions of some or all of the outstanding Common Stock owned by other shareholders of the Company (either alone or in combination with


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other interested parties, which could include members of the Company's executive management). Such acquisition might be accomplished through a number of alternative transactions, including without limitation, open market purchases, tender offers, privately negotiated transactions and/or a recapitalization of the Company, in which such shares of Common Stock could be converted into the right to receive some combination of cash and debt, or all debt. Any such recapitalization could be effected through a merger or other reorganization of the Company. If such a recapitalization were to be proposed, it is not expected to occur before, among other things, the Company secures a new credit facility. The Company's current credit facility with General Electric Capital Corporation is not expected to be renewed when it expires June 30, 2001, and the Company has not yet replaced this credit facility. If Mr. Garcia were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on The NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock could become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Garcia beneficially owns an aggregate of 5,042,300 shares, approximately 40.7%, of the Common Stock of the Company consisting of: (i) 4,500,000 shares owned directly by Mr. Garcia, (ii) 522,300 shares owned indirectly by Mr. Garcia through his beneficial ownership of Verde and VRC; and
(iii) 20,000 shares which Mr. Garcia has the right to acquire under presently exercisable stock options.

(b) Mr. Garcia has the sole power to vote and to dispose of 5,042,300 shares.

(c) Mr. Garcia, through his beneficial ownership of Verde and VRC, executed the following transactions within the last 60 days:

                  - On November 13, 2000, Mr. Garcia acquired 360,000 shares of Common Stock at $5.50 per share in an open market transaction;

                  - On November 14, 2000, Mr. Garcia acquired 58,000 shares of Common Stock at $5.50 per share and 85,500 shares of Common Stock at $5.375 per share, both in open market transactions; and

                  - On November 15, 2000, Mr. Garcia acquired 18,800 shares of Common Stock at $5.50 per share in an open market transaction.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

         Mr. Garcia has entered into the following transactions which involve the securities of the Company. The following summary is qualified in its entirety by reference to the agreements that are attached as exhibits hereto.

Agreements to Acquire Common Stock of the Company.

         Mr. Garcia and Cygnet have entered into agreements with Harris Associates, L.P., a holder of Common Stock of the Company, to acquire the 1,500,000 shares of Common Stock of the Company (the "Shares"). The purchase price for the Shares is $6,262,045.50, or a per share purchase price of $4.174697. Under the agreements, Mr. Garcia must satisfy certain conditions prior to the acquisition of


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the Shares, including the filing of all necessary documents with the Securities and Exchange Commission ("SEC").

         If, on the closing date of the acquisition of the Shares, Mr. Garcia fails to purchase the Shares, the selling shareholder will be entitled to, among other things, retain a $1,000,000 deposit.

Future Acquisition of Warrants.

         On January 11, 2001, Verde made a $7 million subordinated loan to the Company. Subject to certain conditions, Verde has the right to acquire warrants ("Warrants") to purchase 1,500,000 shares of Common Stock ("Warrant Shares") of the Company in connection with a Loan Agreement (the "Loan Agreement") between Verde and the Company. The loan was required as a condition to the $35 million senior secured loan facility that the Company obtained on January 11, 2001 (the "$35 million credit facility"). The $7 million investment by Verde was placed in escrow as additional collateral for the $35 million credit facility. Among other conditions, if the Company has at least $7 million in pre-tax income during the first six months of the year, the $7 million in escrow will be released in July 2001 and at that time, Mr. Garcia will guarantee the payment of 33% of the $35 million credit facility until it is paid in full. The $7 million in escrow is subject to pro rata reductions tied to reductions in the outstanding principal under the $35 million credit facility. The $7 million loan is non-revolving and interest will accrue on the outstanding principal at a rate per annum equal to LIBOR plus 600 basis points. Interest is payable quarterly in arrears. The maturity date of the note evidencing the loan is December 31, 2003. The payment of principal and interest under the Loan Agreement is subordinated to all secured obligations of the Company that are not specifically subordinated by their terms to the Loan Agreement, except it is pari passu with the $17,478,680 of 12% Subordinated Debentures due 2003 issued under that certain Indenture, dated October 15, 1998 (the "Indenture"), the $11,939,565 11% Subordinated Debentures due 2007 issued under the Indenture and the $15,000,000 12% Senior Subordinated Loan between the Company and Kayne Anderson Investment Management, Inc. dated February 12, 1998, as amended. As security for the loan, Verde received a junior security interest in the shares of the Company's securitization subsidiaries, behind the first priority security interest in the stock of those subsidiaries granted to the lenders under the $35 million credit facility.

         As part of the loan transaction, the Company released all options to purchase real estate that is currently owned by Verde and leased to the Company. The Company also granted Verde the option to purchase, at book value, any or all properties currently owned by the Company, or acquired by the Company prior to the earlier of December 31, 2003 or the date the loan is repaid. Verde agreed to lease the properties back to the Company, on terms similar to the Company's current leases, if it exercises its option to purchase any of the properties.

         In addition, as part of such loan transaction, the Company agreed to enter into a Warrant Agreement (the "Warrant Agreement") with Verde and issue Warrants thereunder if the amounts due under the loan are not paid in full by July 25, 2001, or any guarantee by Verde to Sun America Life Insurance Company remains outstanding. Entering into the Warrant Agreement is also conditioned on the satisfaction of certain conditions, including (a) obtaining any necessary shareholder approval, (b) obtaining any necessary approvals and filing any necessary filings required under Section 13 and 16 of the Exchange Act or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (c) the Company obtaining a fairness opinion if shareholder approval referenced in (a) above is not obtained. If a fairness opinion cannot be obtained based upon the amount or terms of the Warrant Agreement, Verde and the Company have agreed to modify the terms of the Warrant Agreement such that a fairness opinion can be obtained. The Company has advised Mr. Garcia that it does not believe shareholder approval of the


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Warrant transaction is required, and that it has hired an investment banker to render the required fairness opinion.

         If the Warrants are not issued on or before July 25, 2001, except as a result of the inability to obtain a fairness opinion, then Verde may, upon notice to the Company, cause the amounts owed under the Loan Agreement to become immediately due and payable in full.

         Under the terms of the Loan Agreement, upon an event of default, Verde may, by written notice to the Company, cause the amounts owed under the Loan Agreement to become immediately due and payable. An event of default includes, among other things, the Company's failure to make payments due under the Loan Agreement when they become due, the Company's failure to make any payment when due and certain other defaults with respect to any other obligation of the Company resulting in the acceleration of the maturity of an obligation in an amount in excess of $10 million, or the Company's failure to perform or observe any covenant or agreement contained in the Loan Agreement that is not remedied within a specified period of time.

         Under the terms of the Warrant Agreement which will be entered into upon satisfaction of, among other things, any SEC filing requirements, the Company will issue Warrants to purchase 1,500,000 shares of Common Stock of the Company. The exercise price for the Warrants is $4.50 per share, which was the last reported sales price of the Common Stock on the date the loan transaction was completed. The exercise price of the Warrants may be paid by cash, check or through a cashless exercise. The Warrant Agreement entitles Verde to exercise Warrants covering 500,000 Warrant Shares on July 25, 2001, and Warrants covering an additional 250,000 Warrant Shares upon the expiration of each successive three month period thereafter up to a total amount of 1,500,000 Warrants. The Warrants may be transferred from time to time, subject to applicable securities laws, at the request of the holder of the Warrant. The Warrants are subject to customary adjustment provisions to protect against dilution and recapitalization.

         Under the terms of the Warrant Agreement, the Warrants are exercisable until July 25, 2011, unless they are redeemed prior to such date. Unless the Warrants are fully exercised, the Company has the option to redeem the Warrants at a price of $.10 per share at any time after July 25, 2006, if the average closing price of the Common Stock of the Company for a period of at least 20 consecutive trading days has equaled or exceeded $12.00.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

        Exhibit No.                 Description
        -----------                 -----------
                  1.       Stock Purchase Agreement, dated January 9, 2001, by
                           and among Harris Associates, L.P., Ernest C. Garcia,
                           II and Cygnet Capital Corporation.

                  2. Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia,
                           II and Cygnet Capital Corporation.

                  3. Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde
                           Investments, Inc.



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
                  4. Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde
                           Investments, Inc.

                  5.       Non-Qualified Stock Option Agreement, dated March 2,
                           1999, between Ernest C. Garcia, II and Ugly Duckling
                           Corporation.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           January 31, 2001
                                           -------------------------------------
                                           Date


                                            /s/ Ernest C. Garcia, II
                                           -------------------------------------
                                                Ernest C. Garcia, II




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                                  EXHIBIT INDEX

1 Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

2 Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

3 Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

4 Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

5 Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.




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